

September 12, 2014

Via E-mail
Ryan C. Farris
President
Ally Wholesale Enterprises LLC
200 Renaissance Center
Detroit, Michigan 48265

Re: **Ally Master Owner Trust**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File Nos. 333-167044-1

Dear Mr. Farris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K of Ally Master Owner Trust

Servicer Assessment of Wells Fargo Bank, National Association
Exhibit 33.2 to Form 10-K

1. We note in Exhibit 33.2 that the servicing participant's description of the platform includes a reference to Appendix A, "which identifies the individual transactions defined by Management as constituting the ABS Platform for the Period." We note, however, that there is no Appendix A attached to Exhibit 33.2. Please revise or advise. Please also confirm that all referenced appendices will be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kayla Florio at (202) 551-3490, or me at (202) 551-3313 if you have questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Richard Kent